
#HIRING

Michael Majcherczyk · 3rd

Director of Operations & Professional Services at Fivesky

New York City Metropolitan Area ·

Contact info

1,214 followers · 500+ connections

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Fivesky

Jagiellonian University

Hiring a Network Architect & 1 other
Fivesky · New York, New York, United States · 72 ...
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Providing services
IT Consulting, Outsourcin
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Experience

Fivesky
3 yrs 8 mos

Director of Operations & Professional Services
Feb 2019 – Present · 2 yrs 7 mos
New York City

Director Of Operations
Full-time
Jan 2018 – Jan 2019 · 1 yr 1 mo
Greater New York City Area

Morgan Stanley
2 yrs 9 mos

Business Manager
Jun 2016 – Jan 2018 · 1 yr 8 mos
Greater New York City Area

Technology & Information Risk Division

Resource Manager
May 2015 – Jun 2016 · 1 yr 2 mos

Business Development Manager
Classic Travel inc
Sep 2014 – May 2015 · 9 mos
New Jersey

Classic Travel is a full service, family-owned travel company founded in 1985, offering unique trips worldwide! Whatever your travel desires are we are here to fulfill them using our expertise and firsthand travel knowledge and a cus ...see more



Barbados Top 30 under 30 Travel Agents Awa...

Loan Officer
Sun National Bank
Mar 2014 – Aug 2014 · 6 mos
Greater New York City Area

Residential mortgage Loan officer responsible for origination of home loans in the tri-state area. Main focus is to provide top of the line customer service and support to help clients attain the optimal loan for their home/condo. Speci ...see more

Classic Travel inc
3 yrs 10 mos

Operations Manager
Jun 2012 – Mar 2014 · 1 yr 10 mos
New Jersey

Finance Manager
Jun 2010 – Dec 2013 · 3 yrs 7 mos

New Jersey

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Education

Jagiellonian University
Activities and Societies: Polish Language, History, Grammar

Study Abroad Program

Montclair State University
Bachelor of Business Administration (BBA), Business Administration and Management, General
Activities and Societies: Dean's List, Cum Laude

Skills & endorsements

Customer Service · 27

Endorsed by **2 of Michael's colleagues at Morgan Stanley**

Sales · 24

Endorsed by **2 of Michael's colleagues at Morgan Stanley**

Tourism · 32

Endorsed by **Andrzej W. Pawluszek, MBA, who is highly skilled at this**

Endorsed by **2 of Michael's colleagues at Sun National Bank**

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Recommendations

Received (0) Given (1)



Samir Awuapara Cardenas
Salesforce Consultant
October 2, 2018, Michael was a client of Samir's

Samir is a great partner and makes it absolutely easy to work with him. He has the ability to take difficult abstract concepts and break them down into logical steps, which in turn illuminate the bigger picture in a transparent and rational process. Samir won't take the easy way out; he has no problem chal... **See more**

Accomplishments

3 **Languages**
English • Polish • Spanish

2 **Honors & Awards**
Global Technology Recognition Award • Top travel agent under 30 years old

Interests

The Wall Street Journal
8,950,236 followers

Forbes
16,847,581 followers



Tony Robbins in
#1 New York Times best-sell
6,737,761 followers

Harvard Business Schoc
1,607,715 followers

J.P. Morgan
2,898,886 followers

MarketWatch
174,063 followers

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